1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE
COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

TSMC Monthly Sales Report – February 2005

Hsinchu, Taiwan, R.O.C. — March 9, 2005 — Taiwan Semiconductor Manufacturing Company Ltd. (TSMC) (TAIEX: 2330, NYSE: TSM) today announced that net sales for February 2005 totaled NT$17,200 million, and that revenues for January through February 2005 were NT$38,043 million.

Ms. Lora Ho, TSMC vice president and chief financial officer, noted that, “Due to fewer working days as well as fewer wafer shipments, net sales for February 2005 decreased by 17.5% compared to January 2005. On a year-over-year basis, net sales for February 2005 decreased 6.4%.”

“TSMC’s January and February results were exactly in line with our internal estimations. Our first quarter 2005 guidance, which was announced on January 27, remains unchanged,” Ms. Ho added.

Sales Report:

			(Unit: NT$ million)
Net Sales	2005*	2004	Increase (Decrease) %
February	17,200	18,385	(6.4)
January through February	38,043	37,541	1.3

*	Year 2005 figures have not been audited.

TSMC Spokesperson:

Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602

TSMC Acting Spokesperson:

Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-666-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com

For further information, please contact:

Richard C.Y. Chung
PR Principal Specialist, TSMC
Tel: 886-3-666-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
March 09, 2005

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of February 2005.

1) Sales volume (in NT$: thousand)

Period	Items	2005	2004
Feb.	Invoice amount	17,089,136	18,549,221
Jan. — Feb.	Invoice amount	35,535,358	35,264,464
Feb.	Net sales	17,200,047	18,385,262
Jan. — Feb.	Net sales	38,042,827	37,541,156

2) Funds lent to other parties (in NT$: thousand)

Limit of lending		Feb.		Bal. as of period end
TSMC	75,852,558	—		—
TSMC’s subsidiaries	30,799,902	(86,100)	*	4,364,500

*	The deviation was due to the fluctuation in currency exchange rate.

3) Endorsements and guarantees (in NT$: thousand)

Limit of endorsements	Feb.		Bal. as of period end
TSMC 94,815,698	(61,500	)*	3,117,500
TSMC’s subsidiaries N/A	0		0
TSMC endorses for subsidiaries	(61,500	)*	3,117,500
TSMC’s subsidiaries endorse for TSMC	0		0
TSMC endorses for PRC companies	0		0
TSMC’s subsidiaries endorse for PRC companies	0		0

*	The deviation was due to the fluctuation in currency exchange rate.

4) Financial derivative transactions (in thousand)

a. Hedging purpose (for assets / liabilities denominated in foreign currencies)

	Liabilities:	YEN:	0
Underlying assets / liabilities		EUR:	9,000
	Assets:	US$:	2,256,885
Financial instruments	FX forward contracts
Recognized profit (loss)			(NT$198,197)

b. Trading purpose: None.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: March 9, 2005	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer